Exhibit 99.1

FOR IMMEDIATE RELEASE

LEADING INDEPENDENT PROXY ADVISORY FIRM ISS RECOMMENDS THAT EZCHIP SHAREHOLDERS
VOTE FOR THE MERGER AGREEMENT WITH MELLANOX TECHNOLOGIES, LTD.

ISS Supports the Mellanox Transaction Which Provides Immediate
and Certain Value to EZchip Shareholders

ISS Notes Potential Misalignment Between Raging Capital’s Interests and
Interests of Other EZchip Shareholders – Recommends a Vote AGAINST Raging’s Director Nominees

YOKNEAM, ISRAEL, October 29, 2015 – EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced that Institutional Shareholder Services (“ISS”), among the world’s leading independent proxy advisory firms, has recommended that EZchip shareholders vote FOR the Merger Proposal with Mellanox Technologies, Ltd. (“Mellanox”), and FOR ALL of the Company’s experienced director nominees and AGAINST Raging Capital’s two director nominees at the Company’s upcoming Annual General Meeting of Shareholders.

In recommending that EZchip shareholders vote FOR the Merger Proposal with Mellanox, ISS stated in its October 29, 2015 report1:

➢	“A vote FOR this proposal is warranted given:
•	The reasonable valuation multiples;
•	The downside potential in an adverse scenario for sales of NPS-400.”

➢	“The merger consideration is either above, or within, the estimated values of the fairness opinion, depending on the multiples used.”

➢	“…The offer price of USD 25.50 in cash provides reasonable compensation for giving up the potential upside in a successful turnaround.”

➢
“The Company announcement in May 2015 that Cisco would go in-house for NPS-400 functionality caused a very negative market reaction, after which the company started negotiations with Mellanox. The key question at that point would have been whether NPS-400 revenues were going to grow fast enough to fill the gap left by lost revenues from Cisco. We note that revenues from Cisco generate a gross margin of close to 100 percent for EZchip, having a disproportionate impact on profitability. As such, the company was facing a turning point and it does not appear unreasonable that it started a sale process.”

➢
“Raging Capital highlights the significant upside for shareholders with good execution, though there might also be significant downside from the offer of USD 25.50 if EZchip does not succeed in replacing lost revenues fast enough.”

1 Permission to use quotations neither sought nor obtained

Eli Fruchter, CEO of EZchip, said, “We are pleased that ISS has endorsed the Mellanox transaction, which provides significant, certain and immediate cash value to EZchip shareholders. The Company believes that ISS’ recommendation further supports EZchip’s view that this transaction is in the best interest of all EZchip shareholders. We urge EZchip shareholders to follow ISS’ recommendation by voting FOR the proposed transaction with Mellanox and FOR ALL of the Company’s highly qualified and experienced director nominees.

“EZchip’s Board, with its significant leadership experience and industry expertise, has remained intently focused on maximizing value for EZchip shareholders. The fully financed offer from Mellanox was the result of the Board’s carefully managed sale process and extensive negotiations and represents an attractive valuation for EZchip based on precedent semiconductor transactions, peer trading multiples and premium.”

In recommending that EZchip shareholders vote AGAINST Raging Capital’s nominees, ISS stated in its October 29, 2015 report2:

➢	“In line with our vote recommendation on the merger, which we believe led to a reasonable outcome, support for the election of the two [Raging Capital] candidates is not warranted.”

➢
“From EZchip filings, it appears that Raging Capital has hedged its position in EZchip through acquiring, at USD 25, put options expiring after the AGM. This strategy creates a potential misalignment of interests with EZchip other shareholders who are not protected with similar put options in the case that the merger does not go ahead. However, this detail is not mentioned in the letter issued by Raging Capital to EZchip shareholders.”

IMPORTANT

If you are a shareholder, it is important that the Company promptly receives your vote. If you have NOT already voted, please IMMEDIATELY vote FOR the Merger Proposal and FOR ALL of EZchip’s experienced director nominees and AGAINST Raging Capital’s two director nominees to ensure that your vote will be received in time. Even if you have previously voted against the merger or for Raging Capital’s nominees, you have every right to change your vote. Only your latest dated, validly executed vote will count.

If you have any questions about the Annual General Meeting or need assistance in voting your shares, please contact the Company’s proxy solicitor, MacKenzie Partners, at Toll-free: (800) 322-2885 or Collect: (212) 929-5500.

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip’s processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

2 Permission to use quotations neither sought nor obtained

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd.These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders. The Supplement to the Proxy Statement, dated October 26, 2015, has been filed by EZchip with the SEC and is being mailed to shareholders. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
415-869-3950
Sharon Stern / Adam Pollack
212-355-4449

MacKenzie Partners, Inc.
Bob Marese
212-929-5405